Exhibit 99.1

ASX Market Announcement

Deferral relief

Melbourne Australia, 29 November, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease and the parent company of geneType™, refers to its ASX announcement of 20 November 2024 where the directors resolved to appoint Ross Blakeley and Paul Harlond of FTI Consulting as Joint and Several Voluntary Administrators (Administrators) of the Company.

Deferral of Financial Reporting Obligations

The Administrators of the Company give notice that they intend to rely on the relief set out in ASIC Corporations (Externally-Administered Bodies) Instrument 2015/251 (Instrument) which provides for the deferral of financial reporting obligations for a minimum period of 6 months and up to a maximum period of 24 months from the date of appointment of the Administrators.

In accordance with the Instrument, all financial reporting obligations of the Company under Part 2M.3 of the Corporations Act 2001 (Cth) (Corporations Act) are deferred until:

1.	if the external administration ends prior to 20 May 2025 (inclusive), 6 months from the date of the appointment of the Administrators; or

2.	if the external administration extends beyond 20 May 2025, the earlier of:

○	24 months from the date of the appointment of the Administrators; and

○	the day the external administration of the Company ends,

(Deferral Period).

Subject to the conditions set out in section 8 of the Instrument, during the Deferral Period, the Company does not have to comply with any of the following obligations under Part 2M.3 of the Corporations Act in relation to a financial year or half-year of GTG:

1.	report to members of the Company under section 314 of the Corporations Act within the time required by section 315 of the Corporations Act;

2.	send reports to a member in accordance with a request under subsection 316(1) of the Corporations Act within the time required by subsection 316(2) of the Corporations Act;

3.	send reports to a member in accordance with a request under subsection 316A(1) of the Corporations Act within the time required by subsection 316A(3) of the Corporations Act;

4.	lodge reports with ASIC under subsection 319(1) of the Corporation Act within the time required by subsection 319(3) of the Corporations Act; and

5.	lodge half-year reports with ASIC under subsection 320(1) of the Corporations Act within the time required by that subsection,

(collectively, the Financial Reporting Obligations).

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GTG is not required to comply with the Financial Reporting Obligations until the last day of the Deferral Period.

Deferral of Annual General Meeting

Section 6A of the Instrument provides that the Company is not required to comply with the requirement under section 250N of the Corporations Act to hold an AGM:

(a)	at least once in each calendar year and within 5 months after the end of the financial year;

or

(b)	in relation to an earlier financial year of the Company, but only to the extent that section of the Corporations Act would have imposed, but for this paragraph (b), a continuing obligation on the company on or after the appointment of a relevant external administrator, where the Company would otherwise be required to hold an AGM during the Deferral Period.

This relief applies until the last day of the Deferral Period. A company relying on this exemption must hold an AGM within 2 months after the end of the Deferral Period and lay before that AGM all outstanding financial reports deferred under section 8 of the Instrument.

Accordingly, the AGM of GTG is deferred until at least 2 months from the date that the financial reporting relief ceases.

Further information

Members with reasonable enquiries about the administration of the Company during the Deferral Period are invited to submit their enquiries free of charge to the contact below.

GTG will continue to be suspended from trading throughout the administration process.

- END –

Authorised for release by the Voluntary Administrators of Genetic Technologies Limited.

For all further inquiries please contact:

Media enquiries David Whitely Strategic Communications +61 475 110 928 david.whitely@fticonsulting.com	Shareholder enquiries GeneticTechnologies@fticonsulting.com.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

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About EasyDNA

EasyDNA is an online marketplace established in 2007 in Malta and 2008 in Australia developing an online network of over 70 websites in over 40 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. EasyDNA is a pioneering provider of genetic testing services, dedicated to delivering accurate and confidential results to individuals and organizations worldwide.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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